UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42475

Semilux International Ltd.

(Registrant’s Name)

4F., No. 32, Keya Rd., Daya Dist.

Central Taiwan Science Park

Taichung City 42881

Taiwan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Annual General Meeting of Shareholders

Semilux International Ltd. (the “Company”) will hold its Annual General Meeting of Shareholders on Wednesday, April 15, 2026, at 9:00 a.m., Eastern Time. Copies of the Notice of the Annual General Meeting of Shareholders, the Proxy Statement and the Proxy Card are attached hereto as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively, and are incorporated herein by reference.

Financial Statements and Exhibits

Exhibits.

Number
99.1	Notice for the Annual General Meeting of Shareholders.
99.2	Proxy Statement for the Annual General Meeting of Shareholders.
99.3	Proxy Card for the Annual General Meeting of Shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semilux International Ltd.

Date: March 17, 2026	By:	/s/ Yung-Peng Chang
	Name:	Yung-Peng Chang
	Title:	Chief Executive Officer

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